Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AGREEMENT FOR ENTERING
INTO A 135 ACRE PROJECT IN CHENNAI, INDIA

Tel-Aviv, Israel, December 10, 2007, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced that on December 6, 2007 its wholly owned subsidiary has entered into an agreement for the of acquisition of a 80% stake in up to 135 acres of land in Chennai, India (the “Agreement”). The Company intends to develop on this land a mixed-use project, which will consist principally of high level residential units (in both high-rise buildings and villas), ancillary amenities such as clubs houses, swimming pools and sports facilities, and a large retail area. The Agreement was concluded with one of the leading real estate owners in Chennai, India,  who will retain a 20% interest in the project. EI is entitled, and is considering, to introduce an additional local partner into this project.

The total cost of the land (100%) amounts to approximately US $135 million. The total built up area of the project is anticipated to be approximately 1.3 million sq m, subject to the sanctioning of the building permits by the competent authorities.

The consummation of the Agreement will be accomplished in stages, and is subject to the fulfilment of certain conditions. The closing of the acquisition of the first portion of the land has been completed concurrently with the execution of the agreement, and EI paid an  amount of approximately $35.5 million in respect of the acquisition of its share of  such portion of land.

It is anticipated that the project, which will be executed in stages, will be completed over the course of the next 3 to 5 years.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: “This additional transaction in India announced today is an additional step in deepening our penetration into the Indian market. We consider our operations in India as comprising an important part of our Group’s activities. With our Group’s extensive experience gained in Central and Eastern Europe, together with our growing experience in India, we believe we are well positioned to become a leading player in the Indian market”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com